Exhibit 99.1
Ninetowns Schedules First Half 2008 Financial Results Conference Call For November 20, 2008
Friday November 14, 4:30 am ET
BEIJING, Nov. 14 /Xinhua-PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, announced today that it will release its first half 2008 financial results after the NASDAQ stock market close on November 20, 2008.
Following the earnings announcement, Ninetowns senior management will hold a conference call for investors and analysts on November 21, 2008 at 8:00 am (Beijing) / November 20, 2008 at 7:00 pm (Eastern) to discuss its first half 2008 financial results and recent business activities. To access the conference call, please dial +1-617-614-3473, and enter the passcode 65550330. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english.
A replay of the conference call will be available from 10:00 am on December 21, 2008 in Beijing (9:00 pm in New York on December 20, 2008) through 10:00 am on December 28, 2008 in Beijing (9:00 pm in New York on December 27, 2008) by calling +1-617-801-6888, and entering the passcode 63227442 and on Ninetowns’ website at http://www.ninetowns.com/english.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release, including statements relating to the expected non-cash impairment charge and the Chinese government’s future promotional plans for its free software, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel: +86-10-6589-9901
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

Web: http://www.ninetowns.com/English

Source: Ninetowns Internet Technology Group